December 2, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549
Attention:  Matthew Crispino, Staff Attorney

Top Image Systems, Inc.
Registration Statement on Form F-3 (Registration No 333-191842)

Dear Mr. Crispino,

                Pursuant to Rule 461 of the Securities Act of 1933, as amended, Top Image Systems, Ltd (the “Company”) hereby requests that the effectiveness of the above-captioned Registration be accelerated to no later than 9:00 am, Daylight Savings Time, on November 29, 2013 or as soon thereafter as practicable.

            We acknowledge that: (i) should the U.S. Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, we do not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) we may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Upon grant of our request to accelerate effectiveness, we would appreciate the Commission’s transmission to our counsel, Dov T. Schwell. c/o Schwell Wimpfheimer & Associates LLP via telecopy at (646) 328-1169, and to our Chief Financial Officer, Ms. Gili Shalita at + 972 3 6479996, confirmation of the time and date at which the Registration Statement became effective.

Very truly yours, TOP IMAGE SYSTEMS, INC.
By:	/s/ Ido Schechter
Name:	Ido Schechter
Title:	Chief Executive Officer